

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2025

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103, Huizhongli
Chaoyang District, Beijing
China

> **Re: Haoxi Health Technology Ltd**
> **Registration Statement on Form F-3**
> **Filed May 30, 2025**
> **File No. 333-287686**

Dear Zhen Fan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu